08025555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zecco Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2084 E. Francis Street
(No. and Street)

Ontario, California 91761
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Chiodo (909) 947-5628
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC
Mail Processing
Section
FEB 2 8 2008
Washington, DC
100

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zecco Trading, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

V. CONNAUGHTON
Commission # 1712877
Notary Public - California
San Bernardino County
My Comm. Expires Jan 25, 2011

Signature

CFO
2/27/2008

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ZECCO TRADING, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2007

ZECCO TRADING, INC.

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Zecco Trading, Inc.

We have audited the accompanying statement of financial condition of Zecco Trading, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zecco Trading, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 25, 2008
San Diego, California

ZECCO TRADING, INC.

Statement of Financial Condition

December 31, 2007

ASSETS

Cash	$ 70,243
Deposits with clearing organizations	290,166
Securities owned	13,560
Prepaid expenses and other assets	57,825
Fixed assets, less accumulated depreciation of $59,376	219,733
	$651,527

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Borrowings under bank line of credit	$ 30,544
Securities owned, but not yet purchased	1,985
Due to clearing organization	172,633
Accounts payable and accrued liabilities	108,475
Total liabilities	313,637
Stockholder's equity	
Common stock, 100,000 shares authorized	5,000
Additional paid-in capital	55,844
Retained earnings	277,046
Total stockholder's equity	337,890
	$651,527

See notes to financial statements.

ZECCO TRADING, INC.

Statement of Income

Year Ended December 31, 2007

Revenues	
Commissions and fees	$2,503,111
Reimbursed costs and expenses	1,895,537
Interest and dividends	4,984
Other revenues	354,797
	4,758,429
Expenses	
Commissions and clearing charges	3,135,586
Compensation and benefits	721,431
Occupancy	282,184
Communications	273,377
Outside services	122,278
Travel and entertainment	50,763
Regulatory fees	25,527
Interest	1,064
Other operating expenses	95,903
	4,708,113
Income before income taxes	50,316
Income taxes	(13,825)
Net income	$ 36,491

See notes to financial statements.

ZECCO TRADING, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock		*Additional Paid-in*	*Retained*
	Shares	*Amount*	*Capital*	*Earnings*
Sale of common stock	500	$5,000	$55,844	$240,555
Net income	-	-	-	36,491
Balance, end of year	500	$5,000	$55,844	$277,046

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2007

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

ZECCO TRADING, INC.

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 36,491
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	38,598
Changes in operating assets and liabilities	
Prepaid expenses and other assets	32,975
Contract advances	(29,948)
Due to clearing organization	167,093
Accounts payable and accrued liabilities	99,044
Net cash from operating activities	344,253
Cash flows from investing activities	
Deposit with clearing organization	(224,669)
Securities owned	(13,560)
Securities owned, but not yet purchased	1,985
Capital expenditures	(110,284)
Net cash from investing activities	(346,528)
Cash flows from financing activities	
Net changes in bank line of credit	5,754
Net increase in cash	3,479
Cash, beginning of year	66,764
Cash, end of year	$ 70,243
Supplemental disclosure of cash flow information:	
Interest paid	$ 1,064
Income taxes paid	$ 13,825

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Zecco Trading, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

Fixed Assets. Fixed assets are stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets or, in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term (generally 3-7 years).

Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholder, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2007 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2007.

2. FIXED ASSETS

Furniture and equipment	$ 140,615
Vehicles	73,479
Leasehold improvements	65,015
	279,109
Accumulated depreciation	(59,376)
	$ 219,733

3. BANK LINE OF CREDIT

The Company had a bank line of credit agreement that provides for borrowings of up to $50,000 and expires in July 2008. Borrowings bear interest at a variable rate (7.5% at December 31, 2007).

4. COMMITMENTS AND CONTINGENCIES

Settlement of Securities Transactions. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2007, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

Operating Leases. The Company leases its offices under long-term operating lease. Under these leases, the Company pays taxes, insurance, and maintenance expenses. Future minimum lease commitments under these non-cancelable operating leases are as follows:

Year ending December 31:	
2008	$102,002
2009	46,679
	$148,681

Consulting and Services Agreement. The Company has a consulting and services agreement with Pure Projects, B.V. ("Pure Projects") and Zecco Holdings, Inc. ("Zecco") which provides in general for the following: The Company shall develop a business unit that will be used to offer commission-free equity trading and other services to customers through an internet portal. Pure Projects and Zecco shall fund the development of the business unit.

During the year ended December 31, 2007, the Company recorded revenues of $949,454 under the contract as reimbursement for costs and expenses to develop the business unit.

5. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2007 was 5.37 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2007, the Company had net capital of $58,000 was $37,223 in excess of the amount required by the SEC.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

*****

ZECCO TRADING, INC.

Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2007

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholders' equity	$337,890	$343,357	$(5,467)
Less non-allowable assets			
Fixed assets	219,733	219,732	(1)
Prepaid expenses and other assets	57,825	65,601	7,776
Net capital before charges on security positions	60,332	58,024	2,308
Less charges on security positions	(2,332)	-	(2,332)
Net capital	58,000	58,024	(24)
Less minimum net capital	20,777	20,159	(618)
Excess net capital	$ 37,223	$ 37,865	$ (642)
Total aggregate indebtedness, excluding securities sold but not yet purchased	$311,652	$302,385	$ 9,267
Ratio of aggregate indebtedness to net capital	5.37	5.21	0.16

Note: *The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2007 result primarily from audit adjustments to securities owned, prepaid expenses, other assets, and accrued liabilities.*

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Zecco Trading, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Zecco Trading, Inc. ("the Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

February 25, 2008
San Diego, California

END